LGI HOMES, INC.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas 77380

July 30, 2015
BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention: Pamela Long
Assistant Director

RE:    LGI Homes, Inc.
Registration Statement on Form S-3
Filed July 2, 2015
File No. 333-205492

Ladies and Gentlemen:

Set forth below please find the responses of LGI Homes, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 14, 2015 (the “Comment Letter”), with respect to the Form S-3 filed with the Commission by the Company on July 2, 2015, File No. 333-205492 (the “Registration Statement”). For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italicized text.
We have revised the prospectus included in the Registration Statement in response to the Staff’s comments and have also made other related revisions and updating changes where appropriate. We have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission via EDGAR. References in this letter to the prospectus are to the prospectus as contained in Amendment No. 1. Marked copies of Amendment No. 1 showing changes from the initial Registration Statement will be sent via overnight delivery to your attention as well.

The Subsidiary Guarantors, page 4

1.
We note your disclosure that the debt securities offered and sold pursuant to this prospectus may be guaranteed by one or more subsidiary guarantors. Rule 3-10 of Regulation S-X requires every guarantor of a registered security to file the financial statements required for a registrant by Regulation S-X, unless an appropriate exemption applies. Your prospectus includes neither the financial statements of your subsidiary guarantors nor the footnote presenting condensed consolidating

United States Securities and Exchange Commission

financial information for your guarantors in your financial statements allowed by Rule 3-10(f) of Regulation S-X. Please revise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure contained in the prospectus in Amendment No. 1 on page 11 under the heading “Description of Debt Securities-Guarantees.”
The Company does not currently have any registered debt securities outstanding that are guaranteed by a subsidiary guarantor and, therefore, is not required currently to provide the financial statements contemplated by Rule 3-10 of Regulation S-X. Until such time as any registered debt securities that are guaranteed by a subsidiary guarantor are offered and sold under the Registration Statement, the Company will not know (i) which of its subsidiaries will be subsidiary guarantors, (ii) which of its subsidiaries will not be subsidiary guarantors, if any, and (iii) whether the subsidiaries of the Company that are not subsidiary guarantors, if any, are “minor” (as such term is defined in Rule 3-10 of Regulation S-X).
The Company is aware of its obligations under Rule 3-10 of Regulation S-X and hereby undertakes to file a Current Report on Form 8-K providing any financial statements or footnote disclosures required to be in compliance with Rule 3-10 of Regulation S-X prior to an offering of debt securities that are guaranteed by a subsidiary guarantor covered by the Registration Statement.
In addition, the Company hereby undertakes that it will include disclosure meeting the requirements of Rule 3-10 of Regulation S-X in its consolidated financial statements in its Annual and Quarterly Reports on Form 10-K and Form 10-Q, respectively, when discussing the subsidiary guarantees of the Company’s registered debt securities after any such securities are issued in the future.
Description of Purchase Contracts, page 22

2.
We note your disclosure that you may issue purchase contracts for the purchase or sale of “debt or equity securities issued by … third parties.” Please note that even if you have an exemption available for the offer and sale of securities of third parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. For further guidance, please see our Securities Act Sections C&DI paragraph 203.03 and the Staff’s no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996). If you wish to include the third party securities, please give us your analysis why registration under the Securities Act is not required. If you do not wish to offer third party securities underlying purchase contracts, please remove these references from the prospectus.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure to eliminate the reference to securities of third parties. Please see page 22 of the prospectus in Amendment No. 1.
The Company is aware of the requirements of Rules 460 and 461 regarding requests for acceleration and acknowledges that it will provide a written statement from the Company acknowledging the bullet points on page 2 of the Comment Letter with its written request for acceleration of the effective date of the Registration Statement.

United States Securities and Exchange Commission

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Tim Taylor of Baker Botts L.L.P. at (713) 229-1184 or Charles Merdian, the Company’s Chief Financial Officer at (281) 362-8998, ex. 2535.

Very truly yours,
LGI HOMES, INC.
By:    /s/    Charles Merdian
Charles Merdian
Chief Financial Officer

cc:	David Korvin, Securities and Exchange Commission
Craig Slivka, Securities and Exchange Commission
Meg Britton, LGI Homes, Inc.
Marta Cazares, LGI Homes, Inc.
Suparna Salil, Baker Botts L.L.P.